SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 3 - FINAL AMENDMENT)

                              ---------------------

                                AUTEO MEDIA, INC.
                       (Name of Subject Company (Issuer))

                                AUTEO MEDIA, INC.
                        (Name of Filing Person (Offeror))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   339713 10 9
                                   -----------
                      (CUSIP Number of Class of Securities)

                              ---------------------

                                STEVE VAN LEEUWEN
                                    PRESIDENT
                                AUTEO MEDIA, INC.
                         C/O MICHAEL J. MORRISON, CHTD.
                         1495 RIDGEVIEW DRIVE, SUITE 220
                                 RENO, NV 89509
                                  775.827.6300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                           MICHAEL J. MORRISON, CHTD.
                         1495 RIDGEVIEW DRIVE, SUITE 220
                                 RENO, NV 89509
                                  775.827.6300

                              ---------------------

                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
       ------------------------------------------------------------------
           $1,028,507.34                                   $257.13

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Common Stock") of Auteo Media, Inc., a Nevada corporation (the "Company"), at a price per Share of $.14 net in cash. The Company has not received confirmation of any shareholders indicating they will not tender their Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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Amount Previously Paid:      $257.13             Filing Party: Auteo Media, Inc.
Form or Registration No.:    Schedule TO-I       Date Filed:    July 29, 2002

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

 [ ]   third party tender offer         [X]    going-private transaction
       subject to Rule 14d-1                   subject to Rule 13e-3
 [X]   issuer tender offer              [ ]    amendment to Schedule 13D
       subject to Rule 13e-4                   under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

     This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on August 29, 2002 (as amended and supplemented on August 12, 2002 and August 19, 2002, the "Schedule TO") by Auteo Media, Inc., a Nevada corporation ("Purchaser"), and the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on July 29, 2002 (as amended and supplemented on August 12, 2002 and August 19, 2002, the "Schedule 13E-3" by Auteo Media, Inc., a Nevada corporation ("Purchaser"), This statement relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value
$0.001 per share (the "Common Stock"), of Auteo Media, Inc., a Nevada corporation (the "Company"), (the"Shares") at a price of $.14 per Share, net to the seller in cash, upon the terms and subject to the conditions contained in the Offer to Purchase, dated July 29, 2002, and the accompanying Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, constitute the "Offer").

     This Amendment No. 3 to Schedule TO is being filed by Purchaser, Auteo Media, Inc.

     Unless otherwise stated below, the information set forth in the Offer to Purchase (including all schedules thereto) is hereby expressly incorporated herein by reference in response to all items of this Schedule TO. You should read this Amendment No. 3 to Schedule TO together with the Schedule TO and the
Schedule 13E-3 filed with the SEC on July 29, 2002 and the amendment number 1 to these schedules filed on August 12, 2002 and amendment number 2 to these schedules filed on August 19, 2002. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase. Amendments and Supplements are presented in the order they are prepared in the original document.


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

Items 1 through 9 and 11

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     The Offer expired at 9:00 A.M. Eastern Standard Time, August 29, 2002. Pursuant to the Offer, based upon a report from the Depositary for the Offer, Purchaser accepted for payment 5,595,869 Shares, representing approximately 76% of the outstanding Shares. On August 29, 2002, Auteo Media issued a press release announcing the closing of the tender offer.






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


                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2002

                                          AUTEO MEDIA, INC.


                                          By:    /s/  Steve Van Leeuwen
                                                 --------------------------
                                          Name:  Steve Van Leeuwen
                                          Title: Chief Executive Officer







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